Exhibit 99.1

news release

Rapid portfolio transition, robust liquids growth among highlights of Encana’s strong second quarter

Calgary, Alberta (July 24, 2014) TSX, NYSE: ECA

Encana’s strong second quarter of 2014 saw the company continue to make faster than expected progress in the execution of its strategy, with the reporting period highlighted by the acquisition of Eagle Ford assets for a sixth growth area, the highly successful initial public offering (IPO) of PrairieSky Royalty Ltd. (PrairieSky) and impressive liquids production growth.

“We had a strong second quarter off of the back of a very good first quarter, and we’re meeting or exceeding our targets in every area of our business since announcing our new strategy eight months ago,” says Doug Suttles, Encana’s President & CEO. “The divestitures that we executed over the past three months have unlocked value from our asset base and simplified our business model, allowing us to stay focused on our highest-value opportunities. This was complemented by strong operating performance that saw our teams deliver on liquids growth targets and achieve significant year-over-year cost savings.”

The company achieved strong second quarter liquids growth from the five growth areas identified in last November’s strategy launch. Oil production of 34,200 barrels per day (bbls/d) represented a 49 percent year-over-year increase, while 34,000 bbls/d of natural gas liquids production represented 38 percent growth. Year-to-date, the growth areas have received approximately 80 percent of Encana’s total capital investment and recorded a 50 percent increase in net wells drilled.

“We have been growing our liquids production more quickly than expected,” says Suttles. “We are making excellent progress in our growth areas while at the same time delivering stronger than expected results from our base assets. Our operational performance and continued attention to cost efficiencies are helping to drive us towards higher margins and more profitable growth.”

The transaction to acquire a sixth growth area in the Eagle Ford play closed on June 20, accelerating Encana’s liquids production growth as the south Texas-based play is projected to double the company’s current oil production. Natural gas production for the second quarter, meanwhile, was slightly over 2.5 billion cubic feet per day (Bcf/d), down eight percent on a year-over-year basis primarily due to recent divestitures of large natural gas-producing properties.

Encana generated cash flow of approximately $656 million or $0.89 per share in the second quarter of 2014; operating earnings of $171 million or $0.23 per share; and net earnings attributable to common shareholders of $271 million or $0.37 per share. Year-to-date, the company has reported cash flow of approximately $1.8 billion for a 41 percent rise year-over-year, while $686 million in operating earnings and $387 million in net earnings attributable to common shareholders are increases of 61 percent and 29 percent, respectively, from 2013 levels.

Encana continued to enhance its financial strength through a quarter of rapid portfolio transition. Proceeds received from the IPO and divestitures transactions, along with year-to-date free cash flow of approximately $679 million, contributed to a strong period-end balance of approximately $2.7 billion in cash and cash equivalents. As a result of the strong results achieved thus far in 2014, the company has increased its cash flow guidance from $2.9-$3.0 billion to $3.4-$3.6 billion. Encana has also increased its upstream capital investment guidance to $2.6-$2.7 billion, up from $2.3-$2.4 billion, largely attributable to the planned capital expenditures in the newly acquired Eagle Ford position.

The company also now expects 2014 total liquids production of 86,000 to 91,000 bbls/d, up from previous guidance projections of 68,000 to 73,000 bbls/d.

“We continue to successfully execute on our strategy and meet our key benchmarks,” says Suttles. “We are transitioning our portfolio while delivering strong operating performance and maintaining the balance sheet strength necessary for us to be opportunistic. Our second quarter results have us well positioned for further success in the second half of the year.”

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The updated 2014 guidance can be downloaded from http://www.encana.com/investors/financial/corporate-guidance.html.

Activities in the quarter

•	Completed the acquisition of certain properties in the Eagle Ford play in south Texas for approximately $2.9 billion, after closing adjustments.

•	Entered into an agreement with Jupiter Resources Inc. to sell Encana’s Bighorn assets in west-central Alberta for approximately $1.8 billion, before closing adjustments. This transaction is expected to close by the end of the third quarter of 2014.

•	Closed the sale of natural gas properties in Wyoming’s Jonah field for proceeds of approximately $1.6 billion, after closing adjustments.

•	Closed the majority of the sale of East Texas properties for proceeds of approximately $427 million of the total anticipated purchase price of approximately $530 million. It is expected the balance of the transaction will close in the third quarter of 2014.

•	Entered into an agreement to sell Encana’s Cavalier power plant near Strathmore, Alberta, as well as the company’s 50 percent interest in a power plant in Balzac, Alberta.

•	Divested a majority of the U.S.-based assets of Encana Natural Gas Inc., an indirect, wholly owned subsidiary.

•	Sold interest, including liquefied natural gas (LNG) equipment, in the Elmworth, Alberta LNG production facility.

•	Completed the IPO of 52.0 million common shares of PrairieSky on May 29, 2014, at an offering price of C$28.00 per common share. On June 3, 2014, Encana announced that the over-allotment option granted to the underwriters to purchase up to an additional 7.8 million common shares at a price of C$28.00 per common share was exercised in full. The aggregate proceeds from the IPO were approximately C$1.67 billion. Subsequent to the IPO, Encana owns 70.2 million common shares of PrairieSky, representing a 54 percent ownership interest.

Operational highlights

•	DJ Basin: Drilling cycle times are averaging three days below the 2013 average of 14 days. During the second quarter, Encana successfully drilled three 10,000-foot laterals as the company continued to optimize well design.

•	Montney: Seven wells brought on stream in the second quarter are exceeding expectations with initial production rates of 12 to 14 million cubic feet per day (MMcf/d). The company is currently drilling on three pad sites in the Pipestone area and achieving drilling costs of about $3 million per well, a nine percent improvement compared to the first quarter of 2014.

•	San Juan: Encana continues to advance commercial development with second and third rigs added into the play during the second quarter. Well performance has consistently been at or above expectations with initial production rates between 400 to 500 bbls/d of oil. Encana continues to work with the Bureau of Land Management to streamline the well permitting process.

•	Duvernay: Encana is currently drilling on three eight-well pads in the Simonette area of the play. Ten high-intensity completion horizontal wells in Simonette are meeting or exceeding expectations, with initial production averaging about 1,300 barrels of oil equivalent per day (boe/d) per well. Spud to rig release times have improved by an average of 17 days since the first quarter, resulting in cost savings of approximately $1.5 million per well. Five rigs are currently running in the play.

•	Tuscaloosa Marine Shale: All wells drilled in the play so far in 2014 are generally meeting expectations. Six net wells have been drilled year-to date and two rigs will run through to year-end.

•	Eagle Ford: Encana completed the acquisition of its Eagle Ford position on June 20. Three rigs are currently operating in the area and one additional rig is scheduled by year-end.

Encana added to its risk management program in the quarter

At June 30, 2014, Encana has hedged approximately 2,138 MMcf/d of expected July to December 2014 natural gas production at an average price of $4.17 per thousand cubic feet (Mcf) and approximately 825 MMcf/d of expected 2015 natural gas production at an average price of $4.37 per Mcf. In addition, Encana has hedged approximately 30.4 thousand barrels per day (Mbbls/d) of expected July to December 2014 oil production using WTI fixed price contracts at an average price of $97.34 per bbl.

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Dividend declared

On July 23, 2014, the Board declared a dividend of $0.07 per share payable on September 30, 2014, to common shareholders of record as of September 15, 2014.

Second Quarter Highlights

Financial Summary

(for the period ended June 30) ($ millions, except per share amounts)	Q2 2014	Q2 2013
Cash flow[1]	656	665
Per share diluted	0.89	0.90

Operating earnings[1]	171	247
Per share diluted	0.23	0.34

Earnings Reconciliation Summary
Net earnings attributable to common shareholders	271	730
After tax (addition) deduction:
Unrealized hedging gain (loss)	8	332
Restructuring charges	(5)	—
Non-operating foreign exchange gain (loss)	156	(162)
Gain (loss) on divestiture	135	—
Income tax adjustments	(194)	313

Operating earnings[1]	171	247
Per share diluted	0.23	0.34

[1]	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on page 4.

Production Summary

(for the period ended June 30) (After royalties)	Q2 2014	Q2 2013	% Δ
Natural gas (MMcf/d)	2,541	2,766	-8

Liquids (Mbbls/d)	68.2	47.6	+43

Second Quarter Natural Gas and Liquids Prices

	Q2 2014	Q2 2013
Natural gas
NYMEX ($/MMBtu)	4.67	4.09
Encana realized gas price[1] ($/Mcf)	4.08	4.17

Oil and NGLs ($/bbl)
WTI	102.99	94.17
Encana realized liquids price[1]	69.53	68.25

[1]	Realized prices include the impact of financial hedging.

A conference call and webcast to discuss the second quarter 2014 results will be held for the investment community today at 7 a.m. MT (9 a.m. ET). To participate, please dial (877) 223-4471 (toll-free in North America) or (647) 788-4922 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 10 a.m. MT on July 24 until 11:59 p.m. MT on July 31, 2014 by dialing (800) 585-8367 or (416) 621-4642 and entering passcode 70785283. A live audio webcast of the conference call, including slides, will also be available on Encana’s website, www.encana.com, under Investors/Presentations & Events. The webcasts will be archived for approximately 90 days.

Follow Encana on Twitter @encana for updates during the company’s second quarter 2014 conference call.

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Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids-rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets. Free cash flow is a non-GAAP measure defined as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•	Operating earnings is a non-GAAP measure defined as net earnings attributable to common shareholders excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, foreign exchange gains/losses, gains/losses on divestitures, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

ADVISORY REGARDING OIL AND GAS INFORMATION – Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward- looking statements.” Forward-looking statements in this news release include, but are not limited to: achieving the company’s focus of developing its strong portfolio of resource plays producing natural gas, oil and NGLs; the company’s plan to continue to focus investment on a limited number of oil and liquids-rich plays; the company’s expectation to meet or exceed the targets in every area of the business; maintaining operational excellence, balance sheet strength and a balanced commodity portfolio; the company’s expectation to be well positioned for further success in the second half of the year; the accelerated transition to a more oil and liquids-based asset portfolio through recently announced transactions; the expectation that the Eagle Ford play will double the company’s current oil production; the company’s expectation to continue to successfully execute on its strategy and meet key benchmarks; the expected closing dates of

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the Bighorn and East Texas transactions and the expectation that any closing conditions will be satisfied and regulatory approvals will be obtained; the anticipated purchase price for the East Texas properties; anticipated drilling and number of rigs and the success thereof and anticipated production from wells (including in the DJ Basin, Montney, San Juan, Duvernay and Tuscaloosa Marine Shale growth areas); anticipated well costs; anticipated capital expenditures for 2014; anticipated cash flow for 2014; anticipated cost reductions; anticipated oil, natural gas and NGLs prices; anticipated dividends; and the expectation of meeting the targets in the company’s 2014 corporate guidance.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2.40 Bcf/d and 2.50 Bcf/d of natural gas and 86,000 bbls/d to 91,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $4.50 per MMBtu and WTI of $98 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $0.90 and a weighted average number of outstanding shares for Encana of approximately 741 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether

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as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Brian Dutton	Jay Averill
Director, Investor Relations	Director, Media Relations
(403) 645-2285	(403) 645-4747

Patti Posadowski	Doug McIntyre
Sr. Advisor, Investor Relations	Advisor, Media Relations
(403) 645-2252	(403) 645-6553

SOURCE: Encana Corporation

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